Exhibit (a)(5)(iii)
News Release

CONTACTS:	Jim Eglseder (Investors)	FOR IMMEDIATE RELEASE
	(513) 534-8424	June 18, 2009
Rich Rosen (Investors)
(513) 534-3307
Debra DeCourcy, APR (Media)
(513) 534-4153

FIFTH THIRD ANNOUNCES RESULTS OF ITS TENDER OFFER

Completes $1.1 BILLION SCAP COMMON EQUITY REQUIREMENT

Fifth Third Bancorp (“Fifth Third;” Nasdaq: FITB) today announced the results of its offer to exchange shares of its common stock and cash for any and all of its outstanding Depositary Shares each representing a 1/250th interest in a share of 8.50% Non-Cumulative Perpetual Convertible Preferred Stock, Series G (CUSIP No. 316773209). The offer expired at 5:00 p.m., New York City time, on June 17, 2009. Under the exchange offer, Fifth Third offered to exchange 2,158.8272 shares of its common stock, no par value, and $8,250 in cash for each set of 250 validly tendered and accepted Depositary Shares. Fifth Third announced that 6,962,250 Depositary Shares were validly tendered and not withdrawn according to information provided by Wilmington Trust FSB, the exchange agent of the offer to exchange. Overall, $696,225,000 liquidation amount of Fifth Third’s Depositary Shares were exchanged, which represents 62.86% of the aggregate liquidation amount of its Depositary Shares. The transaction will result in the issuance of approximately 60,121,124 shares of common stock and payment of $229,754,622 in cash, including payment in lieu of fractional shares. Fifth Third expects that settlement of the exchange offer will occur on June 22, 2009.

The results of this transaction, combined with the $1 billion common stock offering completed on June 4, satisfies Fifth Third’s commitment to increase its Tier 1 common equity by $1.1 billion as a result of the Supervisory Capital Assessment Program (“SCAP”) announced May 7, 2009. Fifth Third also continues to expect its pending processing joint venture transaction with Advent International to close in the second quarter of 2009, which will generate approximately $1.2 billion in additional Tier 1 common equity.

“We’ve more than satisfied our commitment under the SCAP assessment,” said Kevin T. Kabat, Chairman, President and CEO of Fifth Third Bancorp. “Our actions have significantly enhanced our Tier 1 common equity ratio and other capital ratios, and when combined with the other actions we’ve discussed to generate Tier 1 common equity, will result in very strong capital levels relative to our peers.”

This press release is not an offer to exchange or a solicitation of an offer to exchange securities.

General Information

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of March 31, 2009, the Company had $119 billion in assets, operates 16 affiliates with 1,317 full-service Banking Centers, including 98 Bank Mart® locations open seven days a week inside select grocery stores and 2,355 ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania, Missouri, Georgia and North Carolina. Fifth Third operates five main businesses: Commercial Banking, Branch Banking, Consumer Lending, Investment Advisors and Fifth Third Processing Solutions. Fifth Third is among the largest money managers in the Midwest and, as of March 31, 2009, has $166 billion in assets under care, of which it managed $23 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® National Global Select Market under the symbol “FITB.”